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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                SCHEDULE 14D-1
                                 AMENDMENT NO. 2
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                                 AMENDMENT NO. 3
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                              SEDGWICK GROUP PLC
                           (NAME OF SUBJECT COMPANY)

                         MARSH & MCLENNAN COMPANIES, INC.
                                   (BIDDER)

                      ORDINARY SHARES OF 10 PENCE EACH AND
               AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FIVE
                        ORDINARY SHARES AND EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (TITLE OF CLASS OF SECURITIES)
                           815673108 (ORDINARY SHARES)
                      315673207 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             GREGORY F. VAN GUNDY
                          GENERAL COUNSEL AND SECRETARY
                           1166 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK  10036-2774
                                (212) 345-5000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  COPIES TO:

            DAVID J. FRIEDMAN                           MARK RAWLINSON
           MICHAEL E. HATCHARD                            FRESHFIELDS
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP               65 FLEET STREET
              919 THIRD AVENUE                     LONDON EUY 1HS, ENGLAND
         NEW YORK, NEW YORK  10022                  (011) 44-171-936-4000
       (212) 735-3000 MARK RAWLINSON

           Marsh & McLennan Companies, Inc., a Delaware corporation ("Marsh & McLennan"), hereby amends and supplements its Tender Offer Statement on
 Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 4, 1998 relating to the offer to purchase (the "Ordinary Offer") all of the outstanding (a) ordinary shares of 10 pence each ("Sedgwick Shares") of Sedgwick Group plc ("Sedgwick") at a price of 225 pence in cash per Sedgwick Share and (b) American Depositary Shares of Sedgwick ("Sedgwick ADSs"), each representing five Sedgwick Shares and evidenced by American Depositary Receipts, at a price of pound sterling11.25 in cash per Sedgwick ADS. This Amendment No. 2 to the
 Schedule 14D-1 also constitutes Amendment No. 3 to the Schedule 13D of Marsh & McLennan with respect to Sedgwick Shares and Sedgwick ADSs filed with the Commission on September 3, 1998.

 Item 10.  Additional Information.

      Item 10(f) is hereby amended and supplemented by incorporation by reference of the following information:

           On October 5, 1998, Marsh & McLennan issued a press release which announced, among other things, that Marsh & McLennan intends to extend the Initial Offer Period of the Offer to 10:00 p.m. (London time), 5:00 p.m. (New York City time) on October 20, 1998. The Initial Offer Period of the Offer had been previously scheduled to expire at 3:00 p.m. (London time), 10:00 a.m. (New York City time) on October 5, 1998. A copy of the press release is filed herewith as Exhibit (a)(13) and is incorporated by reference herein.

           On October 6, 1998, Marsh & McLennan issued a press release which announced, among other things, that Marsh & McLennan has extended the Initial Offer Period of the Offer to 10:00 p.m. (London time), 5:00 p.m. (New York City time) on October 20, 1998. The Initial Offer Period of the Offer had been previously scheduled to expire at 3:00 p.m. (London time), 10:00 a.m. (New York City time) on October 5, 1998. As of 3:00 p.m. (London time), 10:00 a.m. (New York City time) on October 5, 1998, valid acceptances of the Ordinary Offer had been received in respect of 337,039,443 Sedgwick Shares, representing 60.8% of the issued and outstanding Sedgwick Shares. A copy of the press release is filed herewith as Exhibit (a)(14) and is incorporated by reference herein

 Item 11   Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

      (a)(13)   Text of press release of Marsh & McLennan, dated October 5,
                1998.

      (a)(14)   Text of press release of Marsh & McLennan, dated October 6,
                1998.

                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          MARSH & McLENNAN COMPANIES, INC.



                          By: /s/ Gregory F. Van Gundy
                             ----------------------------------
                             Name:  Gregory F. Van Gundy
                             Title: General Counsel and Secretary


 Dated:  October 6, 1998

                               EXHIBIT INDEX


           (a)(13) Text of press release of Marsh & McLennan, dated October 5, 1998.

           (a)(14) Text of press release of Marsh & McLennan, dated October 6, 1998.